Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | WARRANTS

448,000 Buffer Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	Based Upon the Price of Gold Due July 26, 2010 $10.00 per Note

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2009-MTNDD384 Dated April 24, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

April 24, 2009

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Buffer Notes

Based Upon the Price of Gold

Due July 26, 2010

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Final Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the Price of Gold Due July 26, 2010 (the “Notes”), are commodity-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of gold during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the price of gold and limited protection against a decline of more than 10% in the price of gold. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately 15 months and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

■

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the price of gold from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing price of gold from the Pricing Date to the Valuation Date as the Gold Percentage Change. If the Ending Price of gold is greater than its Starting Price, at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the Gold Percentage Change and (iii) 300% subject to a maximum total return on the Notes of 21% (approximately 16.91 % per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Price of gold is less than or equal to 100% of its Starting Price but greater than or equal to 90% of its Starting Price, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Price of gold is less than 90% of its Starting Price (representing a decrease of more than 10% from its Starting Price), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a Note Return

Amount equal to the product of (i) $10 and (ii) the sum of (a) the Gold Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Price of gold is less than 90% of its Starting Price (regardless of the price of gold at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 10% of your initial investment in the Notes. Because the maximum total return over the term of the Notes is limited to 21% (approximately 16.91% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than $12.10 per Note.

■	No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest or any other periodic payments on the Notes.

■

No Principal Protection. While the Notes provide limited protection against the decline in the price of gold, the Notes are not principal protected. If the Ending Price of gold is less than 90% of its Starting Price, the maturity payment you will receive will equal $10 principal amount per Note plus the product of (i) the $10 principal amount per Note and (ii) the sum of (a) the Gold Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Price of gold is less than 90% of its Starting Price (regardless of the price of gold at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent

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company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

Types of Investors

The Notes may be an attractive investment for the following types of investors:

■

Investors looking for potential enhanced upside exposure to the price of gold, subject to a maximum total return on the Notes of 21% (approximately 16.91% per annum on a simple interest basis) of the principal amount of the Notes

■	Investors willing to accept downside exposure to the price of gold with limited protection

■	Investors who seek to add a commodity-linked investment to further diversify their portfolio

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.175 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.150 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.150 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

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Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the Price of Gold Due July 26, 2010.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:

As of April 24, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change.

Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page.

Principal Protection:	None.
Pricing Date:	April 24, 2009.
Issue Date:	April 29, 2009.
Valuation Date:	July 19, 2010.
Maturity Date:	July 26, 2010.
Issue Price:	$10 per Note.
Coupon:	None.
Underlying Commodity:	Gold.
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative.
Note Return Amount:

■   If the Gold Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Gold Percentage Change x Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal 300%. Because the maximum total return on the Notes is limited to 21% (approximately 16.91% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $12.10 per Note.

■   If the Gold Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

■   If the Gold Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 x (Gold Percentage Change + 10%)

Thus, if the price of gold decreases by more than 10%, the Gold Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

Gold Percentage Change:	The Gold Percentage Change will equal the following fraction, expressed as a percentage: Ending Price - Starting Price Starting Price

Starting Price:	$907.50, which is the price of a troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily price of gold fix which starts at 3:00 p.m. London, England time (the “London PM Fix”), as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page, on the Pricing Date.
Ending Price:	The London PM Fix of a troy ounce of gold as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page, on the Valuation Date.
Upside Participation Rate:	300%.
Listing:	None.

Underwriting Discount (including the Sales Commission described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.000	$4,480,000.000
	Underwriting Discount:	$0.175	$78,400.000
	Proceeds to Citigroup Funding Inc.:	$9.825	$4,401,600.000

Sales Commission Earned:	$0.150 per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citibank, N.A.
CUSIP:	17313T599.

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Benefits of the Notes

■

Limited Enhanced Participation in any Appreciation of the Price of Gold. The return on the Notes, if any, is based upon the performance of the price of gold. If the Ending Price of gold exceeds its Starting Price, your participation in the appreciation of the price of gold will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of 21% (approximately 16.91% per annum on a simple interest basis) of the principal amount of the Notes.

■	Some Protection Against Loss. At maturity you will receive your original investment in the Notes even if the Ending Price of gold has declined from its Starting Price, as long as the Ending Price is not less than 90% of its Starting Price. In this case, you will not suffer the same loss that a direct investment in the price of gold would produce. However, if the Ending Price of gold is less than 90% of its Starting Price, the amount you receive at maturity will be less than your initial investment in the Notes.

■	Diversification. The Notes are linked to the price of gold and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

■

Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the price of gold from the Pricing Date to the Valuation Date. If the Ending Price of gold is less than 90% of its Starting Price, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the price of gold exceeded its Starting Price at one or more times over the term of the Notes.

■

Appreciation is Limited. The maximum total return on the Notes will be limited to 21% (approximately 16.91% per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Price of gold exceeds its Starting Price by more than 21%, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the price of gold and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the

Ending Price of gold does not increase sufficiently from its Starting Price, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■

The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors. Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in prices of gold, it may reduce the amount of the maturity payment and/or the value of the notes in the secondary market.

6  |  BUFFER NOTES

■

Exchange Listing and Secondary Market. The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the price of gold, interest rates, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

■	The United States Federal Income Tax Consequences of the Notes are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the price of gold on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the price of gold subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes,

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including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

■	such gain is not effectively connected with a U.S. trade or business of such holder, and

■

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Description of the London PM Fix of the Price of Gold

The Note Return Amount, if any, will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fix. The London PM Fix of the price of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily price of gold fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of April 24, 2009, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

8  |  BUFFER NOTES

Historical Data on the Price of Gold

Monthly Closing Values

The following table sets forth the high and low closing prices of gold for each month in the period from January 2004 through April 2009. These historical data on the price of gold are not necessarily indicative of the future performance of the price of gold or what the market value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	425.50	399.75	427.75	420.00	568.75	524.75	651.75	608.40	924.50	846.75	919.50		810.00
February	416.00	393.25	435.45	411.10	572.15	538.75	685.75	645.70	971.50	887.50	989.00		895.00
March	423.70	390.50	443.70	425.15	584.00	535.00	670.40	636.75	1011.25	925.75	956.50		893.25
April	427.25	386.00	437.00	423.45	644.00	586.50	691.40	658.25	946.00	871.00	924.50	*	870.25	*
May	393.60	375.00	429.15	414.45	725.00	642.25	688.80	652.65	927.50	853.00
June	404.25	384.85	440.55	415.35	641.80	567.00	671.50	642.10	930.25	862.25
July	406.50	387.30	432.60	418.35	663.25	605.70	684.30	648.75	986.00	897.50
August	410.60	390.85	447.25	430.65	654.40	613.40	675.50	657.50	912.50	786.50
September	415.65	396.30	473.25	439.60	637.75	573.60	743.00	672.00	905.00	740.75
October	429.15	411.25	475.50	462.85	608.50	560.75	789.50	725.50	903.50	712.50
November	453.40	423.50	496.00	456.50	646.70	614.10	841.10	778.85	822.50	713.50
December	454.20	434.00	536.50	489.00	648.75	614.00	833.75	784.25	880.25	749.00

*Through April 24, 2009.

The London PM Fix of a troy ounce of gold on April 24, 2009, as reported on Reuters page “GOFO,” was $907.50.

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Historical Graph

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on London PM Fix thereof, as reported by Reuters, on each Business Day from January 2, 2004 through April 24, 2009.

Past movements of the price of gold are not indicative of future prices of gold. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

Additional information on the price of gold is included in the pricing supplement related to this offering under “Description of the London PM Fix of the Price of Gold.” All such disclosures in the pricing supplement and the information regarding the London PM Fix of Price of Gold provided in this offering summary are derived from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London price of gold fixings to track general market performance of price of gold. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding and London price of gold fixings are determined without regard to Citigroup Funding or the Notes. The London

Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining London price of gold fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the Notes.

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Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Prices of gold. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing prices of gold on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Starting Price: 950

■	Upside Participation Rate: 300%

■	Buffer Value: 10%

■	Maturity: 15 months

■	Maximum Total Return: 22% (17.60% per annum on a simple interest basis)

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Price of Gold	Hypothetical Gold Percentage Change	Hypothetical Return on Notes(2)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0	-100.00%	-90.00%	-72.00%	-$9.00	$1.00
475	-50.00%	-40.00%	-32.00%	-$4.00	$6.00
570	-40.00%	-30.00%	-24.00%	-$3.00	$7.00
665	-30.00%	-20.00%	-16.00%	-$2.00	$8.00
760	-20.00%	-10.00%	-8.00%	-$1.00	$9.00
784	-17.50%	-7.50%	-6.00%	-$0.75	$9.25
808	-15.00%	-5.00%	-4.00%	-$0.50	$9.50
831	-12.50%	-2.50%	-2.00%	-$0.25	$9.75
855	-10.00%	0.00%	0.00%	$0.00	$10.00
879	-7.50%	0.00%	0.00%	$0.00	$10.00
903	-5.00%	0.00%	0.00%	$0.00	$10.00
926	-2.50%	0.00%	0.00%	$0.00	$10.00
950	0.00%	0.00%	0.00%	$0.00	$10.00
974	2.50%	7.50%	6.00%	$0.75	$10.75
998	5.00%	15.00%	12.00%	$1.50	$11.50
1021	7.50%	22.00%	17.60%	$2.20	$12.20
1045	10.00%	22.00%	17.60%	$2.20	$12.20
1069	12.50%	22.00%	17.60%	$2.20	$12.20
1093	15.00%	22.00%	17.60%	$2.20	$12.20
1116	17.50%	22.00%	17.60%	$2.20	$12.20
1140	20.00%	22.00%	17.60%	$2.20	$12.20
1235	30.00%	22.00%	17.60%	$2.20	$12.20
1330	40.00%	22.00%	17.60%	$2.20	$12.20
1425	50.00%	22.00%	17.60%	$2.20	$12.20
1900	100.00%	22.00%	17.60%	$2.20	$12.20

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 22% maximum total return.
(3)	Calculated on a simple interest basis.

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ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the Ending Price of gold is not reported on Reuters Page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>“ or any successor page thereto on the Valuation Date, the Calculation Agent may determine the Ending Price in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes – Note Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

The Notes have not been passed on by the London Gold Market Fixing Ltd. or by any member thereof. The notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof and neither makes any warranties or bears any liability with respect to the notes.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and warrants. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

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